September 29, 2011

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention: Pamela A. Long, Assistant Director

Re:                               PetroLogistics LP
Amendment No. 1 to Registration Statement on

Form S-1 Filed August 8, 2011
File No.: 333-175035

Ladies and Gentlemen:

This letter sets forth the response of PetroLogistics LP (the “Registrant”) to the comment letter (the “Comment Letter”) dated August 15, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on June 21, 2011 (as amended, the “Registration Statement”).  This letter is being filed with Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”); all references to page numbers in the responses below are to page numbers in the Amended Registration Statement.  In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence.  We have also sent to your attention via courier four courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.  Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

General

1.                        Please note that comments regarding your confidential treatment request, if any, will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:  The Registrant acknowledges the Staff’s comment.

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2.                        Please continue to monitor your requirement to provide updated financial information.  Refer to Rule 3-12 of Regulation S-X.

Response:  The Registrant acknowledges the Staff’s comment and submits that it will continue to monitor its obligation to provide updated financial information pursuant to Regulation S-X.

3.                        Please provide a currently dated, signed auditors’ consent with your next amendment.

Response:  The Registrant has provided a currently dated, signed auditors’ consent with Amendment No. 2.

Organizational Structure, page 7

4.                        We note your revised disclosure in response to comment 12 in our letter dated July 18, 2011.  We note that PetroLogistics LP, the registrant, is missing from the pre-offering organizational structure.  In the second paragraph of the introduction to your unaudited pro forma consolidated financial statements on page P-1 you disclose that prior to the offering you were an entity wholly-owned by Propylene Holdings LLC.  Please advise or otherwise revise your disclosure accordingly.

Response:  The Registrant has revised the Registration Statement as requested. Please see page 7.

The Offering, page 10

Units Outstanding After this Offering, page 10

5.                        Please revise your disclosure to state that the right to receive additional units in the absence of the underwriters’ exercise of their overallotment option stems from the terms of the contribution agreement pursuant to which Propylene Holdings will contribute PL Propylene to the registrant.  In this regard, we note your response to comment 14 in our letter dated July 18, 2011 and your revised “Use of Proceeds” disclosure on page 42.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 10.

The Transactions and Our Structure and Organization, page 40

6.                        Please revise the fourth and the fifth bullet points to clearly indicate the timeframe during which the noted distributions will occur.

Response:  The Registrant has revised the Registration Statement as requested. Please see page 40.

Dilution, page 44

7.                        We note your response and revised disclosure in response to comment 23 in our letter dated July 18, 2011.  With a view towards disclosure, please tell us where in your calculations you reflect the common units you will issue Propylene Holdings as consideration for the contribution of PL Propylene to you.  Refer to disclosure in the first sentence of the last paragraph on page 42.  We may have additional comments following the review of your response.

Response:  In response to comment 23 in the Staff’s letter dated July 18, 2011, the Registrant included in footnote 1 to the dilution table disclosure that the unaudited pro forma consolidated net tangible book value per unit before this offering. See page 44.

Forecasted Available Cash, page 47

8.                        We note that you have updated your actual financial results through the six months ended June 30, 2011.  We further note your forecast period is for the twelve month period October 1, 2011 through September 30, 2012.  If you anticipate your transaction may be effective prior to the requirement to update your document for actual third quarter financial results, please include a narrative discussion of your estimated available cash for the three and nine month period ended September 30, 2011.

Response:  The Registrant acknowledges the Staff’s comment and respectfully submits that it anticipates that the transaction will not be effective prior to the requirement to update Registration Statement for actual third quarter financial results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010, page 61

9.                        We note your expanded disclosure related to comment 27 in our letter dated July 18, 2011.  Please clarify whether the dollar amount of the “Change in inventory” recognized as part of cost of sales in a period is the total inventory revaluation for the period, or only the portion of the revaluation relating to actual inventory quantities sold.

Response:  The Registrant notes the Staff’s comment and submits that the change in inventory represents the change in inventory value resulting from the recalculation of the average cost per pound.  The formula to determine the change in inventory starts with beginning inventory at the prior month’s average cost to produce per pound and adds the current month’s inventory production cost resulting in total goods available for sale at a new average cost per pound.  The calculation then subtracts inventory sold at the average cost per pound leaving ending inventory.  The ending inventory is then valued at the average cost per pound.  The change in inventory resulting from the updated average cost per pound is recorded as cost of sales.  This figure can be positive or negative and varies depending on the current month’s cost of production, the amount of beginning inventory and its average cost as well as the amount of inventory sold in the current month.

Board Committees, page 98

10.                 We note your response to comment 40 in our letter dated July 18, 2011.  To the extent known, please identify the individuals who will serve on the audit committee prior to the registration statement becoming effective.

Response:  To the extent known, the Registrant will disclose in a subsequent amendment to the Registration Statement the identity of the individuals who will serve on its audit committee.

Compensation Discussion and Analysis, page 102

Elements of Compensation, page 104

Discretionary Bonus Awards, page 105

11.                 We note your response to comment 42 in our letter dated July 18, 2011; however, your disclosure appears fairly broad and does not address how the board determined the size of the bonus awards based on the factors it considered.  Please address prior comment 42 in full.

Response:  The Registrant has revised the Registration Statement on page 105 to clarify the following: (i) there are no pre-established metrics, formulas, or goals used to calculate the discretionary annual bonuses awarded to the named executive officers, (ii) other than the target bonus contained in Ms. Spurlin’s terminated employment agreement, the Registrant does not set target bonuses for any of its named executive officers, (iii) the board of managers of PL Manufacturing does not attach a specific weight to any one of the factors eventually taken into consideration when awarding annual bonuses, and (iv) the amount of each bonus is determined in the full discretion of the board of managers of PL Manufacturing after taking all relevant information into consideration and determining what amount seems fair and reasonable under the facts and circumstances.  Because this annual bonus program is not a non-equity incentive plan with specific metrics and formulas, the Registrant feels that beyond these clarifications there is no additional information to provide regarding how the board of managers of PL Manufacturing determines the size of each discretionary bonus award.

Executive Compensation, page 107

12.                 Based on your response and revised disclosure in response to comment 44 in our letter dated July 18, 2011, it appears that the disclosure in this section is no longer relevant.  Please remove.

Response:  The Registrant has revised the Registration Statement as requested. Please see page 107.

Certain Relationships and Related Party Transactions, page 116

13.                 Refer to comment 45 in our letter dated July 18, 2011.  To the extent that the agreements referenced therein will be executed in final form prior to the effectiveness of the registration statement, please ensure that final executed copies of these agreements and not “forms of” are filed as exhibits to the registration statement.

Response:  The Registrant notes the Staff’s comment and respectfully submits that, to the extent that the agreements referenced in comment 45 will be executed in final form prior to the effectiveness of the registration statement, the Registrant will file final executed copies of such agreement as exhibits to the Registration Statement.

14.                 Refer to comment 46 in our letter dated July 18, 2011.  We continue to note that the last two paragraphs of your disclosure on page F-22 discuss matters which are not currently reflected in your disclosure here.  Please advise or revise.

Response:  The Registrant has revised the Registration Statement to include a discussion of the maintenance contracts pursuant to which Brock Maintenance, Inc. provides the Registrant, on an as-needed basis, with certain scaffolding, fireproofing, insulation and other maintenance services, as disclosed in the notes to the financial statements.  Please see page 118.

Please contact Mike Rosenwasser (212.237.0019) or Jim Fox (212.237.0131) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins LLP

cc:	Kevin Sterzel (Securities and Exchange Commission)
John Cash (Securities and Exchange Commission)
Era Anagnosti (Securities and Exchange Commission)
Nathan Ticatch (PetroLogistics LP)
G. Michael O’Leary (Underwriter’s counsel)
Mike Rosenwasser (Registrant’s counsel)]